Exhibit 99.1

Cenovus positioned for $11 billion of cumulative free funds flow through 2024

Company increases dividend by 25%

Calgary, Alberta (October 2, 2019) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) today announced its updated corporate strategy and five-year business plan. Building on the company’s excellent financial performance in the first half of 2019, Cenovus’s strategy through 2024 will focus on sustainably growing shareholder returns and further reducing net debt. The five-year business plan allows for disciplined production growth at Cenovus’s best-in-class oil sands assets, subject to improved market access, and provides potential for cumulative free funds flow of approximately $11 billion at mid-cycle West Texas Intermediate (WTI) prices averaging between US$57 and US$60 per barrel (bbl). In addition, Cenovus has reduced its 2019 capital budget guidance to between $1.1 billion and $1.2 billion, a $150 million reduction from the midpoint of the company’s April 23, 2019 guidance.

“Our updated business plan is focused on maximizing the value of every barrel we produce,” said Alex Pourbaix, Cenovus President & Chief Executive Officer. “With the tremendous improvements we’ve made to our cost structure and balance sheet over the past few years, I’m confident we are in a strong position to generate significant value for shareholders through 2024 and beyond.”

Key highlights of the five-year business plan

•	Cumulative free funds flow of approximately $11 billion through 2024
•	Disciplined compound production growth of 2% to 3% per year, increasing total volumes to approximately 550,000 barrels of oil equivalent per day (BOE/d) by the end of 2024
•	25% dividend increase for the fourth quarter of 2019
•

After achieving the company’s $5 billion net debt target, potential for approximately $9 billion in remaining free funds flow to finance opportunistic share repurchases, further dividend growth, additional debt reduction and disciplined investments

Shareholder returns

Cenovus believes the strength of its balance sheet and significant capacity within its business plan for free funds flow generation will position the company to consider share repurchases while also sustainably growing its dividend. Share repurchases would be considered when Cenovus’s shares are trading below intrinsic value at mid-cycle commodity prices. Potential share repurchases could include the option to participate in a monetization of Cenovus shares currently owned by ConocoPhillips.

As an immediate measure to return value to shareholders, Cenovus is announcing a 25% dividend increase. For the fourth quarter of 2019, the Board of Directors has declared a dividend of $0.0625 per share, payable on December 31, 2019 to common shareholders of record as of December 13, 2019. The company believes it will have capacity for further dividend increases at a potential growth rate of 5% to 10% annually, even in a WTI price environment of US$45/bbl. Declaration of dividends is at the sole discretion of the Board and will continue to be evaluated on a quarterly basis.

“We’ve built significant financial resilience into our business over the past few years, and under our updated strategy we expect our financial flexibility to continue to grow,” said Pourbaix. “Over the next five years, we believe we will have the capacity to fund opportunistic share repurchases, sustainably grow our dividend, further reduce our debt and make disciplined investments in our business.”

Deleveraging remains a top priority for Cenovus. The company continues to progress toward its long-term net debt target of $5 billion, which Cenovus believes is achievable over the next 12 to 18 months at mid-cycle commodity prices.

Financial and capital framework

Cenovus’s business plan is focused on maintaining the company’s industry-leading cost structure and financial flexibility. The plan is designed to allow the company to fund its capital programs, invest in projects capable of generating returns at a WTI price of US$45/bbl and grow shareholder returns. The plan includes modest production growth of 2% to 3% per year, with total production expected to reach approximately 550,000 BOE/d by the end of 2024, subject to improved market access. Cenovus’s planned capital profile remains very modest, not exceeding $1.9 billion in any given year, even with the potential construction of expansion phases at the company’s Foster Creek and Christina Lake oil sands projects in northern Alberta. The company currently has regulatory approval for phase H expansions at each site. Cenovus will continue to progress development work on these projects for potential sanctioning in 2020, although the timing of final investment decisions will depend on gaining more certainty around takeaway capacity. Christina Lake phase H is planned to include the tieback of the company’s Narrows Lake oil sands asset to take advantage of the nearby Christina Lake central plant.

Integration and market access

Cenovus’s downstream portfolio is designed to maximize the company’s exposure to global oil prices and mitigate pipeline congestion through a range of options to reduce cash flow volatility and increase margins. The company continues to build a diversified transportation strategy to address takeaway capacity constraints and get its oil to the highest value markets, particularly the heavy oil refining complex on the U.S. Gulf Coast.

Pipelines remain the cornerstone of Cenovus’s transportation strategy. Over the course of 2019, the company has continued to expand its pipeline portfolio with the addition of 22,500 barrels of oil per day (bbls/d) of incremental takeaway capacity from Alberta. This brings Cenovus’s combined current firm pipeline capacity to the U.S. Gulf Coast, the U.S. Midwest and the Canadian West Coast to more than 133,000 bbls/d. As previously announced, Cenovus has committed capacity to ship another 275,000 bbls/d to the U.S. Gulf Coast and Canadian West Coast on expansion pipeline projects currently under development. The company continues to explore the potential for additional committed pipeline capacity to high-value markets.

In addition to pipelines, Cenovus views rail as an important component of its transportation strategy to bridge the gap until expansion pipelines are completed. The company remains on track to ramp up its crude-by-rail capacity to approximately 100,000 bbls/d by the end of 2019.

Cenovus is exploring the potential to build a diluent recovery unit (DRU) at its Bruderheim transloading terminal in Alberta, potentially allowing crude by rail to become a more permanent structural component of the company’s transportation strategy. The decision to proceed with a DRU will depend on whether currently planned expansion pipeline projects are delayed further and whether a DRU would be able to compete against other opportunities based on Cenovus’s capital allocation priorities.

Advancing sustainability leadership

Sustainability has always been engrained in Cenovus’s culture and development practices. Delivering strong environmental, social and governance (ESG) performance contributes to the company’s business achievements, helps it attract and retain staff and improves the company’s ability to gain support from its stakeholders, including local communities.

Cenovus recently identified four ESG focus areas that it plans to emphasize to add further value for the company. These are: climate and greenhouse gas emissions, Indigenous engagement, land and wildlife, and water stewardship. In addition to these environmental and social ESG focus areas, delivering strong safety and governance performance will remain foundational to Cenovus.

Potential opportunities and impacts related to the four focus areas are being embedded into project planning and capital allocation decisions at the company. Cenovus is also developing metrics and targets to track progress on maximizing value for the ESG focus areas. The company is committed to ensuring its consideration of ESG topics is integral to its business plan as it focuses on thriving through the ongoing energy transition.

Guidance update

Cenovus has updated its 2019 full-year guidance to reflect the company’s updated outlook for capital investment, production and operating costs for the remainder of the year. Updated guidance can be found at cenovus.com under “Investors”.

Investor Day Webcast

8:30 a.m. Eastern Time (6:30 a.m. Mountain Time)

Cenovus will present its updated business strategy at its Investor Day in Toronto today. A live audio webcast of the Investor Day presentations will begin at 8:30 a.m. ET (6:30 a.m. MT) via cenovus.com or the following URL: https://live.webcastcanada.ca/go/cenovus2019.  The webcast will be archived for approximately 90 days at cenovus.com.

ADVISORY

Basis of Presentation – Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS).

Barrels of Oil Equivalent – Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

Non-GAAP Measures and Additional Subtotal

This news release contains references to free funds flow and net debt, which are non-GAAP measures. These measures do not have a standardized meaning as prescribed by IFRS. Readers should not consider these measures in isolation or as a substitute for analysis of the company's results as reported under IFRS. These measures are defined differently by different companies and therefore are not comparable to similar measures presented by other issuers. For definitions, as well as reconciliations to GAAP measures, and more information on these and other non-GAAP measures and additional subtotals, refer to “Non-GAAP Measures and Additional Subtotals” on page 1 of Cenovus's Management's Discussion & Analysis (MD&A) for the period ended June 30, 2019 (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus's website at cenovus.com).

Forward-looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied.

Forward-looking information in this document is identified by words such as “believe”, “committed”, “expect”, “explore”, “focus”, “guidance”, “plan”, “provide”, “target”, “will”, “would be” or similar expressions and includes suggestions of future outcomes, including statements about: strategy and related milestones and schedules; projections for 2019 and future years and our plans and strategies to realize such projections; priorities and other statements relating to forecast capital discipline and investment, production guidance and debt reduction; ability to generate substantial cash flow, adjusted funds flow and free funds flow in the current commodity price environment, including approximately $11 billion in cumulative free funds flow through 2024; targeted reductions of net debt to $5 billion; sustainable growth in shareholder returns; willingness to consider share repurchases; the impact of the Alberta government mandated production curtailment; expected ramp-up of rail commitments; the planned timeline for ramping up oil-by-rail movement; the potential to build a diluent recovery unit (DRU) and related timing; the potential value added by increased focus on environmental, social and governance (ESG) performance; pipeline capacity commitments; Christina Lake phase H expansion start-up flexibility; Foster Creek phase H expansion start-up flexibility; and all statements related to the company’s 2019 Guidance.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which our forward-looking information is based include: updated price and sensitivities assumptions as disclosed in the following table, available in Cenovus’s 2019 Guidance (dated October 1, 2019) at cenovus.com;

PRICE ASSUMPTIONS & ADJUSTED FUNDS FLOW SENSITIVITIES (1)
		Independent base case sensitivities	Increase	Decrease
Brent (US$/bbl)	$64.00	(for the last three months of 2019)	($ millions)	($ millions)
WTI (US$/bbl)	$57.20	Crude oil (WTI)*	25	(30)
Western Canada Select (US$/bbl)	$45.10	Light-heavy differential (WTI-WCS)*	(20)	15
AECO ($/Mcf)	$1.55	Chicago 3-2-1 crack spread*	25	(25)
Chicago 3-2-1 Crack Spread (US$/bbl)	$16.25	Natural gas (AECO)**	15	(20)
Exchange Rate (US$/C$)	$0.75	Exchange rate (US$/C$)***	(15)	15
*US$1.00 change ** C$1.00 change

*** $0.01 change

(1) Sensitivities include current hedge positions applicable to the remainder of 2019. Refining results embedded in the sensitivities are based on unlagged margin changes and do not include the effect of changes in inventory valuation for first-in, first-out/lower of cost or net realizable value.

projected capital investment levels, the flexibility of capital spending plans and associated sources of funding; achievement of further operating efficiencies, cost reductions and sustainability thereof; lower production as a result of the government-mandated production curtailment contributing to improvement in Western Canadian Select (WCS) prices, narrowing of the price differential between WTI and WCS; rail above curtailment is in place by January 1, 2020; achievement of approximately $11 billion in cumulative free funds flow through 2024 assumes WTI prices averaging between US$57/bbl and US$60/bbl and a price differential between WTI and WCS of US$12.08/bbl for 2019 and US$15.00/bbl for 2020 through 2024; future improvements in availability of product transportation capacity, including Canadian oil-by-rail activity ramping up as planned; realization of expected impacts of the company's storage capacity within its oil sands reservoirs; the ability of our refining capacity, existing pipeline commitments and plans to ramp up crude-by-rail loading capacity to mitigate a portion of heavy oil volumes against wider differentials; continued improved Canadian commodity prices; bottom-of-the-cycle commodity prices of US$45/bbl WTI and C$44/bbl WCS; Cenovus’s projected five-year cumulative free funds flow is subject to all the risks and uncertainties associated with our business including commodity price volatility and access to market limitations; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; accounting estimates and judgments; future use and development of technology and associated expected future results; ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects or stages thereof; opportunities to repurchase shares for cancellation at prices acceptable to us; ability to complete asset sales, including with desired transaction metrics and expected timelines; changes to Cenovus’s dividend plans or strategy; and ability to access and implement all technology necessary to achieve expected future results.

Additional information about risks, assumptions, uncertainties and other factors that could influence Cenovus’s actual results is provided in Cenovus’s MD&A for the year ended December 31, 2018 and its MD&A for the period ended June 30, 2019 as well as its Annual Information Form (AIF) and Form 40-F for the year ended December 31, 2018 (all available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus's website at cenovus.com).

Cenovus’s five-year cumulative free funds flow is a measure of our ability to generate funds in excess of our capital investment to meet our financial obligations. Readers are cautioned that the free funds flow measure may not be appropriate for other purposes.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause Cenovus's actual results to differ materially from those estimated, projected, expressed, or implied by the forward-looking information. Cenovus undertakes no obligation to update or revise any forward-looking information except as required by law.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil and natural gas company. It is committed to maximizing value by responsibly developing its assets in a safe, innovative and efficient way. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and British Columbia. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

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CENOVUS CONTACTS: Investor Relations Investor Relations general line 403-766-7711	Media Sonja Franklin Senior Media Advisor 403-766-7264 Media Relations general line 403-766-7751